UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-

MOXIAN (BVI) INC

Unit 911, Tower 2, Silvercord, 30 Canton Road

Tsimshatsui

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Completion of Reorganization

On August 16, 2021, Moxian, Inc., a Nevada corporation (“Moxian Nevada”), completed the merger to reorganize itself as a British Virgin Islands company pursuant to the Agreement and Plan of Merger dated May 28, 2021 (the “Merger Agreement”), by and between Moxian Nevada and Moxian (BVI) Inc (“Moxian BVI” or the “Company”). The Merger Agreement was approved by the stockholders of Moxian Nevada at the annual meeting of stockholders held on July 19, 2021. On August 17, 2021, Moxian Nevada issued a press release announcing the completion of the reorganization which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Prior to the reorganization, shares of Moxian Nevada’s common stock were registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed on the NASDAQ Capital Market under the symbol “MOXC.” As a result of the reorganization, each issued and outstanding share of Moxian Nevada’s common stock was converted into the right to receive one ordinary share of Moxian BVI, which shares were issued by Moxian BVI as part of the reorganization. The relative economic ownership and voting rights of the shareholders of Moxian BVI remain unchanged from that of Moxian Nevada prior to the reorganization. The Moxian BVI ordinary shares were approved for listing on the NASDAQ Capital Market and will begin trading on August 17, 2021 under the symbol “MOXC,” the same symbol under which the shares of Moxian Nevada’s common stock previously traded.

This report serves as notice that Moxian BVI is the successor issuer to Moxian Nevada pursuant to Rule 12g-3 under the Exchange Act. Pursuant to Rule 12g-3(a) of the Exchange Act, the ordinary shares of Moxian BVI, as successor issuer, are deemed registered under Section 12(b) of the Exchange Act.

As of August 16 2021, Moxian BVI, together with its subsidiaries, own and conduct its business in substantially the same manner as it was conducted by Moxian Nevada and its subsidiaries prior to the reorganization. As of August 16, 2021, each of the officers and three directors (Hao Qinghu, Lionel Choong Khuat Leok and William Yap Guan Hong) of Moxian Nevada immediately prior to the reorganization had been appointed to the same positions with Moxian BVI, with the directors to serve until the earlier of the next annual meeting of the Moxian BVI shareholders or until their successors are elected or appointed.

Departure of Directors; Appointment of New Directors

Effective August 15, 2021, Ms. Wendy Wang Yingjie and Ms. Zhao Yahui resigned as members of the board of directors of Moxian Nevada. The resignations were for personal reasons and were not the result of any disagreement with Moxian Nevada, the management or the board.

Mr. Forrest Deng Conglin and Ms. Jennifer Wang Panpan, members of the board of directors (the “Board”) of Moxian BVI prior to the reorganization will continue to serve as directors of the Company after the reorganization to fill the director positions that were initially designated to Ms. Wendy Wang Yingjie and Ms. Zhao Yahui. There are no relationships or related transactions between each of Ms. Wang and Mr. Deng and Moxian BVI that would be required to be reported under Section 404(a) of Regulation S-K. Jennifer Wang Panpan, an independent director, will serve as the chairperson of the Compensation Committee of the Board.

Mr. Forrest Deng Conglin, age 38, obtained a Bachelor’s degree in English from Beijing Foreign Studies University in 2007. Mr. Deng is the General Manager of Beijing Jiuteng Investment Limited where he is responsible for managing the company’s blockchain and Bitcoin mining related investments and has served in that position since November 2016. From May 2014 to October 2016, Mr. Deng was a co-founder of Beijing Linyou Interactive Technology Limited where he was responsible for the company’s online games publishing and operations.

Ms. Jennifer Wang Panpan, age 31, has served as the Deputy Director of People’s Health Network Co., Ltd. since December 2018, where she is responsible for government relations, investments and financings, marketing, and strategic development. From August 2013 to December 2018, she had served as a Department Manager at People’s Daily Online where her responsibilities included government relations and external cooperation. Ms. Wang obtained a Bachelor’s degree in Media Economy from the Communication University of China in 2013 and a Master’s degree in Public Administration from Beijing Normal University in 2018. Ms. Wang has rich experience in enterprise operational management, market expansion, M&As, and investment.

Change of Fiscal Year

The board of directors of Moxian Nevada has previously approved a change in the fiscal year-end of Moxian Nevada from September 30 to December 31 in connection with the reorganization. The purpose for the fiscal year change was to adopt Moxian BVI’s December 31 fiscal year-end upon consummation of the merger with Moxian BVI. On August 16, 2021, the Board of Moxian BVI ratified December 31 as the post-reorganization fiscal year-end of the Company.

Following the reorganization, Moxian BVI is the parent holding company of all operating subsidiaries previously owned by Moxian Nevada. The December 31 fiscal year-end of Moxian BVI will enable the Company align its operations and financial reporting with those of its operating subsidiaries. Following the reorganization, the date of the Company’s next fiscal year-end is December 31, 2021. Moxian BVI, as a foreign private issuer, expects to file an annual report on Form 20-F for the period ending December 31, 2021.

Exhibit Index

Exhibit	Description

99.1	Press release dated August 17, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOXIAN (BVI) INC

Date: August 17, 2021	By:	/s/ Hao Qinghu
	Name:	Hao Qinghu
	Title:	Chief Executive Officer